EXHIBIT 99.2

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN:	ZAE000044897
JSE and NYSE Share Code: TKG
("Telkom")

Analyst day

Telkom is hosting an analyst day today on its next generation network. The webcast and related presentations are available on Telkom`s website
(www.telkom.co.za/ir) from 08h30 SA time on 8 March 2007.

Johannesburg
8 March 2007
Sponsor: UBS